AUTOLEND GROUP, INC. ANNOUNCES FURTHER EXTENSION OF EXPIRATION
                DATE OF DEBENTURE EXCHANGE OFFER TO APRIL 8, 1997


(Albuquerque, New Mexico -- March 28, 1997) -- AutoLend Group, Inc. (the "Company") announced today that it has further extended the Expiration Date for its Exchange Offer for its 9.5% Convertible Subordinated Debentures Due 1997 to 5:00 P.M., New York City time, on April 8, 1997. The Exchange Offer was previously set to expire on March 28, 1997.

As previously announced, on March 25, 1997, the United States Bankruptcy Court for the District of New Mexico entered an order dismissing the petitioning creditors' involuntary bankruptcy petition, effective April 7, 1997. The
Company currently intends to accept all Debentures validly tendered prior to the extended Expiration Date promptly following the effective date of the dismissal of the bankruptcy petition.

Copies of the Offering Circular and related materials, including the Letter of Transmittal, may be obtained from the Company as well as from CEDEL BANK, S.A. and EUROCLEAR. The Company expressly reserves the right to further extend the period of the Exchange Offer, to terminate the Exchange Offer or to otherwise amend the Exchange Offer in any respect, subject to the terms set forth in the Offering Circular dated October 22, 1996, as supplemented.